News Release

www.srtelecom.com

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David Adams (Senior Vice-President, Finance and CFO)	Scott Lawrence (Maison Brison)
(514) 335-4035	(514) 731-0000
* scott@maisonbrison.com

SR Telecom Announces New Orders for TRAC Project Valued at Approximately CDN$11 Million
Telefónica deploying WiMAX-Ready symmetry solution

MONTREAL, April 4, 2005 - SR Telecom™ Inc. (TSX: SRX; Nasdaq: SRXA) announced that it has received purchase orders valued at approximately CDN$11 million from Siemens for the ongoing Telefónica TRAC initiative. Telefónica, a leading international telecommunications operator, originally selected SR Telecom’s angel™ over a number of competing technologies for an extensive multi-service Broadband Fixed Wireless Access (BFWA) network. The new orders are for the WiMAX-ready symmetry™ solution, which Telefónica intends to use for the rest of the TRAC deployment. The TRAC initiative will deliver high quality voice and high-speed data to suburban and rural areas throughout the country; ultimately, approximately 100,000 lines will be deployed.

“These large orders are very significant, as they signal the acceleration of the TRAC deployment,” said Pierre St-Arnaud, SR Telecom’s President and Chief Executive Officer. “Additionally, we are very pleased that Telefónica has determined that SR Telecom’s symmetry platform can best meet its broadband access requirements. symmetry is a scalable, field-proven solution that can be immediately deployed, and also provides Telefónica with a seamless migration path to WiMAX-certified sectors once they become available. We look forward to the further deployment of this important access project in the months to come.”

Deliveries are scheduled to commence immediately.

About symmetry
symmetry is the only WiMAX-ready Broadband Wireless Access solution currently on the market that combines the most advanced modulation (OFDMA) with key WiMAX technologies (including diversity, ARQ and space-time coding) to deliver carrier-class voice and broadband data services. symmetry today delivers on the promise of WiMAX by providing best-in-class spectral efficiency and the highest non-line-of-sight (NLOS) range available and provides SME-class service and reliability at price points suitable for residential business cases in addition to SME and SOHO applications - a first in the industry for NLOS equipment. The symmetry solution also includes an extensive suite of network management tools to optimize deployability and operability.

About SR Telecom
SR TELECOM (TSX: SRX, Nasdaq: SRXA) designs, manufactures and deploys versatile, Broadband Fixed Wireless Access solutions. For over two decades, carriers have used SR Telecom's products to provide field-proven data and carrier-class voice services to end-users in both urban and remote areas around the globe. SR Telecom’s products have helped to connect millions of people throughout the world.

SR Telecom is a principal member of WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying interoperability of products and technologies.

A pioneer in the industry, SR Telecom works closely with carriers to ensure that its broadband wireless access solutions directly respond to evolving customer needs. Its turnkey solutions include equipment, network planning, project management, installation and maintenance.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Forward-Looking Statements
Except for historical information provided herein, this press release contains information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, the impact of advances in wireless technology, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results and that such differences may be significant. The Company expressly disclaims any obligation to update any forward-looking information.

SR TELECOM, ANGEL and SYMMETRY are trademarks of SR Telecom Inc. All rights reserved 2005. All other trademarks are property of their owners.

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SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783